

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Shimon Rapps
Audit Committee Chair
Integrity Applications, Inc.
8 Ariel Sharon Street
Or Yehuda 6037607
Israel

  Re: Integrity Applications, Inc.
   Registration Statement on Form S-3
   Filed September 20, 2021
   File No. 333-259664

Dear Shimon Rapps:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Jolie Kahn, Esq.